SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
______________________

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For May 2019

Commission File Number 0-28800

______________________

DRDGOLD Limited

1 Sixty Jan Smuts Building, 2nd Floor-North Tower

160 Jan Smuts Avenue, Rosebank

 South Africa, 2196

(Address of principal executive offices)

______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑           Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No ☑

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of May 2019, incorporated by reference herein:

Exhibit

99.1     Release dated May 7, 2019, “OPERATING UPDATE FOR THE QUARTER ENDED 31 MARCH 2019”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: May 7, 2019                                                By: /s/ Riaan Davel

                                                                                        Name: Riaan Davel

                                                                                        Title: Chief Financial Officer

Exhibit 99.1

DRDGOLD LIMITED

(Incorporated in the Republic of South Africa)

(Registration number 1895/000926/06)

ISIN: ZAE000058723

JSE share code: DRD

NYSE trading symbol: DRD

(“DRDGOLD” or the “Company”)

OPERATING UPDATE FOR THE QUARTER ENDED 31 MARCH 2019

The operating update of the Company for the quarter ended 31 March 2019 is as follows:

		31-Mar-19	31-Dec-18	% change
Production
Gold produced (1)	kg	1,279	1,111	15%
	oz	41,120	35,732	15%
Gold sold (2)	kg	1,250	1,137	10%
	oz	40,189	36,556	10%
Ore milled	Metric (000't)	6,373	5,755	11%
Yield	Metric (g/t)	0.201	0.193	4%

(1) Gold produced includes 149kg (4,790oz) from the Far West Gold Recoveries (“FWGR”) project that was capitalised in accordance with International Financial Reporting Standards ("IFRS").
(2) Gold sold includes 131kg (4,212oz) from the FWGR project that was capitalised in accordance with IFRS.

Price and costs
Average gold price received	R per kg	588,025	564,218	4%
	US$ per oz	1,306	1,227	6%
Adjusted EBITDA *	Rm	58.3	29.2	100%
	US$m	4.1	2.0	105%
Cash operating costs	R/t	100	101	-1%
	US$/t	7	7	-
Cash operating costs	R per kg	509,205	510,245	-
	US$ per oz	1,131	1,110	2%
All-in sustaining costs **	R per kg	547,274	560,512	-2%
	US$ per oz	1,215	1,219	-
All-in cost **	R per kg	563,539	732,394	-23%
	US$ per oz	1,251	1,593	-21%

Capital expenditure
Sustaining	Rm	3.0	9.8	-69%
	US$m	0.2	0.7	-71%
Non-sustaining/growth	Rm	11.5	188.4	-94%
	US$m	0.8	13.2	-94%

Average R/US$ exchange rate		14.01	14.30	-2%

Rounding of figures may result in computational discrepancies

* The adjusted earnings before interest, taxes, depreciation and amortisation ("EBITDA") is based on the definitions in DRDGOLD´s revolving credit facility agreements. Adjusted EBITDA is not an IFRS measure and is provided for illustrative purposes only and because of its nature, it may not fairly present the Company´s results of operations.

** All-in cost definitions based on the guidance note on non-GAAP Metrics issued by the World Gold Council on 27 June 2013.

Gold production increased by 15% quarter on quarter primarily due to an 11% increase in tonnage throughput as the FWGR project ramps up towards the planned throughput of 500 000tpm from Phase 1. Final commissioning of Phase 1 is expected to be completed before the end of the current financial year.

Overall yield increased by 4% compared to the previous quarter due to higher grade material being processed at FWGR, as well as improved yield at Ergo Mining Proprietary Limited.

The increase in adjusted EBITDA for the quarter was mainly due to the 4% increase in gold price received coupled with stable cash operating unit costs compared to the previous quarter – in terms of both per ton of material processed and per kilogram of gold sold.

The adjusted EBITDA for the quarter does not reflect the revenues and production costs of the FWGR project. These are included in the capital expenditure of the project until final commissioning is completed.

All-in costs per kilogram include growth capital expenditure incurred. All-in costs per kilogram for the quarter were lower due to the growth capital expenditure related to the FWGR project being largely incurred as at 31 December 2018.

Cash and cash equivalents decreased from R 209.4 million as at 31 December 2018 to R 169.0 million as at 31 March 2019 while external borrowings decreased from R 173.3 million as at 31 December 2018 to R 17.0 million as at 31 March 2019.

The information contained in this announcement does not constitute an earnings forecast. The financial information provided is the responsibility of the directors of DRDGOLD, and such information has not been reviewed or reported on by the Company’s auditors.

Johannesburg
7 May 2019

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